September 17, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Jessica Livingston and Sandra Hunter Berkheimer

Re:	Canadian Imperial Bank of Commerce
Registration Statement on Form F-3
Filed September 1, 2021
File No. 333-259240

Dear Ms. Livingston and Ms. Berkheimer:

On behalf of Canadian Imperial Bank of Commerce (the “CIBC”), and in response to the letter (the “Comment Letter”) dated September 8, 2021 with respect to the above-captioned Registration Statement on Form F-3 (the “Registration Statement”) from the staff of the Securities and Exchange Commission (the “Staff”) to CIBC, CIBC is submitting herewith, electronically via EDGAR, Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) on Form F-3. For your convenience, we are delivering to you via email a copy of this letter, together with a copy of Amendment No. 1 that has been marked to show the changes from the Registration Statement as filed on September 1, 2021, as well as a clean copy of Amendment No. 1 and the exhibits filed therewith.

CIBC’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comments have been repeated below in bold. Please note that the page references in our responses below refer to the marked copy of Amendment No. 1. Unless otherwise noted, “we,” “us” and similar terms refer to CIBC.

Form of Prospectus

Description of Debt Securities

General, page 2

1.

Noting the disclosure that you will file a prospectus supplement disclosing the material tax consequences of the original issue discount securities and the debt securities, please revise this filing to disclose to the extent practicable the material U.S. federal income tax consequences of the registered securities or advise. Please also advise whether you plan to file tax opinions relating to the tax consequences of the registered securities.

Response

We have revised the disclosure on pages 3 and 24-37 of the prospectus to address the material U.S. and Canadian tax consequences to investors of the securities. The Amended Registration Statement includes as Exhibits 8.1 and 8.2, U.S. and Canadian opinions with respect to this disclosure. To the extent the prospectus supplement with respect to a particular offering contains additional tax disclosure, tax opinions relating to the additional tax disclosure will be filed on a Form 8-K at the time of the specific offering.

Part II

Item 9. Exhibits, page II-2

2.	Please file a legal opinion relating to the validity of registered common shares.

Response

In response to the Staff’s comment, Exhibit 5.2 has been revised to include a legal opinion relating to the validity of the common shares.

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned at (312) 701-7100, Susan Rabinowitz, at (312) 701-8055, or CIBC’s in-house counsel, Paul Bent, at (416) 304-8492. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/  Edward S. Best

Edward S. Best